

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 29, 2009

Mr. Michael Owens
Chief Financial Officer
United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

> **Re:** **United States Lime & Minerals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Schedule 14A**
> **Filed April 3, 2009**
> **File No. 0-04197**

Dear Mr. Owens:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Certifications, exhibits 31.1 and 31.2

1.   Please ensure that your certifications match the <u>exact</u> form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" has been omitted from paragraph 4(d).

Schedule 14A filed April 3, 2009

Corporate Governance, page 4

2.   You do not provide the charter of the compensation committee that Item 7 of
        Schedule 14A requires. Please state whether or not your compensation committee
        has a charter, and if it does, please provide the compensation committee charter.
        See Item 407(e)(2) and Instruction 2 to Item 407 of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

·   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
      by the Commission or any person under the federal securities laws of the United
      States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Doug Brown at (202) 551-3265, Tim Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director